EXHIBIT (d)(22)

[Summit Global Investments, LLC Letterhead]

December 31, 2014

Salvatore Faia

President

The RBB Fund, Inc.

Bellevue Park Corporate Center

103 Bellevue Parkway

Wilmington, DE 19809

Re:                             Summit Global Investments U.S. Low Volatility Equity Fund

Dear Mr. Faia:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted above, Summit Global Investments, LLC (“Summit”) agrees that in order to maintain the established expense ratio of the Summit Global Investments U.S. Low Volatility Equity Fund (the “Fund”), of The RBB Fund, Inc., Summit shall, until further notice, but in no event terminating before December 31, 2015, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) in an aggregate amount equal to the amount by which the Fund’s total annual fund operating expenses for each of its Class A, Class I and Retail Class Shares (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) exceeds a total annual fund operating expense ratio (other than acquired fund fees and expenses, short sale dividend expenses, brokerage commissions, extraordinary items, interest, taxes and any other items as agreed upon by both parties from time to time) of:

•                  1.23% of the average daily net assets attributable to the Fund’s Class A Shares;

•                  0.98% of the average daily net assets attributable to the Fund’s Class I Shares; and

•                  1.23% of the average daily net assets attributable to the Fund’s Retail Class Shares.

Effective January 1, 2012, if at any time the total annual fund operating expenses of the Fund for a year are less than 1.23% of the average daily net assets attributable to the Fund’s Class A Shares, less than 0.98% of the average daily net assets attributable to the Fund’s Class I Shares or less than 1.23% of the average daily net assets attributable to the Fund’s Retail Class Shares, Summit shall be entitled to reimbursement by the Fund, in whole or in part as provided below, of the investment advisory fees waived or reduced and other payments remitted by Summit to the Fund pursuant to this Agreement within three years from the date on which such waiver or reimbursement was made by Summit if such reimbursement by the Fund does not cause the Fund to exceed expense limitations that were in effect at the time of the waiver or reimbursement.. The total amount of reimbursement to which Summit may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all investment advisory fees previously waived or reduced by Summit and all other payments remitted by Summit to a Fund, pursuant to this Agreement, less any reimbursement previously paid by the Fund to Summit, with respect to such waivers, reductions, and payments. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

SUMMIT GLOBAL INVESTMENTS, LLC

By:	/s/ David Harden
Name:	David Harden
Title:	President

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.